Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-253057

$4,000,000,000

AMERICAN EXPRESS COMPANY

$1,750,000,000 2.250% Notes due March 4, 2025

$500,000,000 Floating Rate Notes due March 4, 2025

$1,750,000,000 2.550% Notes due March 4, 2027

Terms and Conditions Applicable to all Notes

Issuer:	American Express Company
Expected Ratings(1):	A2/BBB+/A (Stable/Stable/Stable) (Moody’s/S&P/Fitch)
Ranking:	Senior unsecured
Trade Date:	March 1, 2022
Settlement Date:	March 4, 2022 (T+3). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, because the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.
Total Net Proceeds to American Express:	$3,984,855,000 (before expenses)
Listing:	The Notes will not be listed on any exchange.
Minimum Denominations/Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC
Co-Managers:	MUFG Securities Americas Inc. NatWest Markets Securities Inc. SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.
Junior Co-Managers:	Samuel A. Ramirez & Company Inc. Siebert Williams Shank & Co., LLC

Terms and Conditions Applicable to the 2.250% Notes due March 4, 2025

Maturity Date:	March 4, 2025
Par Amount:	$1,750,000,000
Benchmark Treasury:	UST 1.500% due February 15, 2025
Benchmark Treasury Price and Yield:	100-01 3/8; 1.485%
Re-offer Spread to Benchmark:	+80 bps
Re-offer Yield:	2.285%
Coupon:	2.250%
Public Offering Price:	99.899%
Underwriters’ Discount:	0.250%
Net Proceeds to American Express:	$1,743,857,500 (before expenses)
Interest Payment Dates:	The 4th of each March and September, beginning September 4, 2022
Day Count:	30 / 360
Optional Redemption:	In whole or in part, on or after the date that is 31 days prior to the Maturity Date at a redemption price equal to the principal amount of the notes being redeemed, together with any accrued and unpaid interest thereon to the date fixed for redemption.
CUSIP:	025816CQ0
ISIN:	US025816CQ09

Terms and Conditions Applicable to the Floating Rate Notes due March 4, 2025

Maturity Date:	March 4, 2025
Par Amount:	$500,000,000
Base Rate:	Compounded SOFR (as determined in accordance with the provisions set forth in the preliminary prospectus supplement (as defined below))
Spread:	+93 bps
Public Offering Price:	100.000%
Underwriters’ Discount:	0.250%

Net Proceeds to American Express:	$498,750,000 (before expenses)
Interest Payment Dates:

March 4, June 4, September 4 and December 4 of each year, beginning June 4, 2022

If any Interest Payment Date (other than the Maturity Date or a redemption date) is not a Business Day, then such Interest Payment Date will be postponed to the next succeeding Business Day unless that Business Day is in the next succeeding calendar month, in which case such Interest Payment Date will be the immediately preceding Business Day.

Interest Periods:	Quarterly. The initial period will be the period from, and including the Settlement Date to, but excluding, June 4, 2022, the initial Interest Payment Date. The subsequent interest periods will be the periods from, and including the applicable Interest Payment Date to, but excluding, the next Interest Payment Date or the Maturity Date, as applicable.
Interest Determination Dates:	Two U.S. Government Securities Business Days (as defined in the preliminary prospectus supplement) preceding each Interest Payment Date (or in the final Interest Period, preceding the Maturity Date).
Day Count:	Actual / 360
Optional Redemption:	In whole or in part, on or after the date that is 31 days prior to the Maturity Date at a redemption price equal to the principal amount of the notes being redeemed, together with any accrued and unpaid interest thereon to the date fixed for redemption.
CUSIP:	025816CR8
ISIN:	US025816CR81

Terms and Conditions Applicable to the 2.550% Notes due March 4, 2027

Maturity Date:	March 4, 2027
Par Amount:	$1,750,000,000
Benchmark Treasury:	UST 1.875% due February 28, 2027

Benchmark Treasury Price and Yield:	101-14 3/4; 1.570%
Re-offer Spread to Benchmark:	+100 bps
Re-offer Yield:	2.570%
Coupon:	2.550%
Public Offering Price:	99.907%
Underwriters’ Discount:	0.350%
Net Proceeds to American Express:	$1,742,247,500 (before expenses)
Interest Payment Dates:	The 4th of each March and September, beginning September 4, 2022
Day Count:	30 / 360
Optional Redemption:	In whole or in part, on or after the date that is 31 days prior to the Maturity Date at a redemption price equal to the principal amount of the notes being redeemed, together with any accrued and unpaid interest thereon to the date fixed for redemption.
CUSIP:	025816CS6
ISIN:	US025816CS64

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a base prospectus dated February 12, 2021) and a preliminary prospectus supplement, dated March 1, 2022 (the “preliminary prospectus supplement”), with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. at 1-800-831-9146, Deutsche Bank Securities Inc. at 1-800-503-4611 or Morgan Stanley & Co. LLC at 1-866-718-1649.

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